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                    SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   March, 2001
                                          ----------------

                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed: BLOCKLISTING SIX-MONTHLY RETURN
                               -------------------------------

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AMVESCAP PLC
536888
IMMEDIATE RELEASE   13 MARCH 2001
PLEASE CONFIRM RELEASE
ANGELA TULLY    TEL: 020 7454 3652


                        BLOCKLISTING SIX-MONTHLY RETURN

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

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1.   NAME OF COMPANY:            AMVESCAP PLC
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2.   NAME OF SCHEME:             AIM MANAGEMENT GROUP SHARE OPTION SCHEMES
                                 (FILE REF.A/3693/1997)
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3.   PERIOD OF RETURN:           FROM: 4 SEPTEMBER 2000 TO 3 MARCH 2001
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4.   NUMBER AND CLASS OF         4,408,322 ORDINARY SHARES OF 25P EACH
     SHARES NOT ISSUED
     UNDER SCHEME AT END
     OF LAST PERIOD
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5.   NUMBER OF SHARES            402,222 ORDINARY SHARES OF 25P EACH
     ISSUED/ALLOTTED
     UNDER SCHEME DURING
     PERIOD
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6.   BALANCE UNDER SCHEME        3,991,100 ORDINARY SHARES OF 25P EACH
     NOT YET
     ISSUED/ALLOTTED AT
     END OF PERIOD
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7.   NUMBER AND CLASS OF         37,000,000 ORDINARY SHARES OF 25P EACH
     SHARES ORIGINALLY           LISTED ON 3 SEPTEMBER 1997
     LISTED AND THE DATE
     OF ADMISSION
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8.   NUMBER OF SHARES IN         774,630,943 ORDINARY SHARES OF 25P EACH
     ISSUE AT END OF AT
     THE PERIOD:
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9.   CONTACT FOR QUERIES:        ANGELA TULLY TELEPHONE: 020 7454 3652
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10.  PERSON MAKING RETURN        ANGELA TULLY - ASSISTANT COMPANY
                                 SECRETARY
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 13 March, 2001                        By /s/ ANGELA TULLY
     --------------------                    -----------------------
                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary